CLIFTON MINING COMPANY

January 3, 2008

Mr. H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549-7010

Re:	Clifton Mining Company

Application for Withdrawal of Registration Statement to the Form 10-SB

File No. 000-51223

Dear Mr. Schwall:

The Company previously filed a registration statement on Form 10-SB. Effective immediately, the Company hereby requests that the registration statement be withdrawn. Thank you for your assistance in this matter.

Very truly yours,

Clifton Mining Company

/s/ William D. Moeller

William D. Moeller

Chairman